

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 19, 2010

Douglas M. Schirle
Chief Financial Officer
GSI Technology, Inc.
2360 Owen Street
Santa Clara, California 95054

> **Re: GSI Technology, Inc.**
> **Annual Report on Form 10-K**
> **Filed June 10, 2009**
> **File No. 001-33387**

Dear Mr. Schirle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel Morris
Special Counsel